PRIMEWEST ENERGY TRUST
NOTICE OF SPECIAL MEETING OF PRIMEWEST SECURITYHOLDERS
to be held July 10, 2007

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated June 6, 2007 a special meeting (the “PrimeWest Meeting”) of the holders (“PrimeWest Unitholders”) of trust units (“PrimeWest Units”) of PrimeWest Energy Trust (“PrimeWest”) and holders (“PrimeWest Exchangeable Shareholders” and, together with the PrimeWest Unitholders, the “PrimeWest Securityholders”) of exchangeable shares (“PrimeWest Exchangeable Shares” and, together with the PrimeWest Units, the “PrimeWest Securities”) of PrimeWest Energy Inc. (“PEI”) will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on July 10, 2007, at 10:00 a.m. (Calgary time) for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “PrimeWest Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated June 7, 2007 (the “Information Circular”) to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), which includes, without limitation, the exchange of:

(i)

each issued and outstanding trust unit (“Shiningbank Unit”) of Shiningbank Energy Income Fund (“Shiningbank”) for 0.620 of a PrimeWest Unit; and

(ii)

each exchangeable share of Shiningbank Holdings Corporation (“Shiningbank Exchangeable Shares”) for that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the effective date of the Arrangement on the exchange of one Shiningbank Exchangeable Share), all as more particularly described in the Information Circular; and

(b)

to transact such further and other business as may properly be brought before the PrimeWest Meeting or any adjournment thereof.

Specific details of the matters to be put before the PrimeWest Meeting are set forth in the Information Circular.

The record date (the “PrimeWest Record Date”) for determination of PrimeWest Securityholders entitled to receive notice of, and to attend and vote at, the PrimeWest Meeting is June 5, 2007.  Only PrimeWest Securityholders whose names have been entered in the register of PrimeWest Units or PrimeWest Exchangeable Shares on the close of business on the PrimeWest Record Date will be entitled to receive notice of, and to attend and vote at, the PrimeWest Meeting.  Holders of PrimeWest Units or PrimeWest Exchangeable Shares who acquire PrimeWest Units or PrimeWest Exchangeable Shares, as the case may be, after the PrimeWest Record Date will not be entitled to vote such PrimeWest Units or PrimeWest Exchangeable Shares at the PrimeWest Meeting.

Pursuant to the Interim Order, the PrimeWest Securityholders will vote together as a single class of securities at the PrimeWest Meeting.  Each PrimeWest Unit entitled to be voted at the PrimeWest Meeting will entitle the holder to one vote at the PrimeWest Meeting.  Each PrimeWest Exchangeable Share entitled to be voted at the PrimeWest Meeting will entitle Computershare Trust Company of Canada, as voting and exchange trustee and for the benefit of the holder thereof, to that number of votes at the PrimeWest Meeting equal to the number of votes that a PrimeWest Exchangeable Shareholder would have been entitled had the holder exchanged such PrimeWest Exchangeable Share for PrimeWest Units immediately prior to the PrimeWest Record Date.

A PrimeWest Unitholder may attend the PrimeWest Meeting in person or may be represented by proxy.  PrimeWest Unitholders who are unable to attend the PrimeWest Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the PrimeWest Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 24 hours (excluding Saturdays, Sundays and holidays) (i.e., not later than 10:00 a.m. (Calgary time) on Monday, July 9, 2007) before the time for holding the PrimeWest Meeting or any adjournment thereof or be deposited with the Chairman of the PrimeWest Meeting prior to its commencement.  PrimeWest Unitholders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although PrimeWest Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the PrimeWest Meeting.  In addition, PrimeWest Unitholders may use the internet (at www.investorvote.com) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the PrimeWest Unitholder’s behalf at the PrimeWest Meeting.  For more information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for PrimeWest Unitholders and/or the Information Circular enclosed herewith.

A PrimeWest Exchangeable Shareholder may give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of votes that such PrimeWest Exchangeable Shareholder would have been entitled had the holder exchanged its PrimeWest Exchangeable Shares for PrimeWest Units immediately prior to the PrimeWest Record Date. The form of voting direction which accompanies the Information Circular is the means by which holders of PrimeWest Exchangeable Shares may authorize the exercise of the voting rights associated with the PrimeWest Exchangeable Shares. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes.  PrimeWest Exchangeable Shareholders may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder's designee to vote personally the relevant number of votes or to grant to PEI a proxy to vote those votes. The procedures for PrimeWest Exchangeable Shareholders to instruct Computershare Trust Company of Canada about voting at the PrimeWest Meeting are explained in the “Voting Instruction Form for Holders of PrimeWest Exchangeable Shares” that has been provided to PrimeWest Exchangeable Shareholders with the Information Circular. To be effective, the voting direction must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 10:00 a.m. (Calgary time) on Monday, July 9, 2007.

A proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement.  PrimeWest Securityholders who are planning on returning the accompanying form of proxy or voting direction, as applicable, are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.  For assistance, see the back cover of this Information Circular.

Registered holders of PrimeWest Securities have the right to dissent with respect to the PrimeWest Arrangement Resolution and, if the PrimeWest Arrangement Resolution becomes effective, to be paid the fair value of their PrimeWest Securities in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order.  A PrimeWest Securityholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix H to the Information Circular.  A dissenting PrimeWest Securityholder must send PrimeWest, c/o its counsel, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Luigi A. Cusano, a written objection to the PrimeWest Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on July 9, 2007 or the last business day immediately preceding the date of any adjournment of the PrimeWest Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta) may result in the loss of any right to dissent.  Persons who are beneficial owners of PrimeWest Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of PrimeWest Securities are entitled to dissent.  Accordingly, a beneficial owner of PrimeWest Securities desiring to exercise the right to dissent must make arrangements for the PrimeWest Securities beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the PrimeWest Arrangement Resolution is required to be received by PrimeWest or, alternatively, make arrangements for the registered holder of such PrimeWest Securities to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 7th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF PRIMEWEST ENERGY INC., THE DULY APPOINTED ATTORNEY FOR PRIMEWEST ENERGY TRUST
By:	(signed) “Donald A. Garner”
Donald A. Garner President and Chief Executive Officer